UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 26, 2021

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Monomoy Girl Interests; Series Got Stormy Interests; Series Social Dilemma Interests

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

On April 26, 2021, Ancient Royalty, a 2019 colt, died. A 90% interest of Ancient Royalty was held as the sole Underlying Asset for Series Speightstown Belle 19 and a 10% interest of Ancient Royalty was held in Series Future Stars Stable. Both Series had mortality insurance to cover for such loss.

Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”), will distribute to members of Series Speightstown Belle 19 all of the remaining assets (which consist only of cash) of Series Speightstown Belle 19, after accounting for (i) (a) the remaining, unused balance of cash reserves for upkeep fees, training, and prepaid expenses, plus (b) proceeds received from mortality insurance resulting from the death of Ancient Royalty, (ii) less (c) related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Speightstown Belle 19 (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report”).

After making the distribution payment to members of Series Speightstown Belle 19, net of any and all Expenses, the Manager intends to terminate and wind up Series Speightstown Belle 19 because Series Speightstown Belle 19 would no longer have any assets or liabilities.

Series Future Stars Stable will continue on as is and not dissolve or distribute any proceeds as significant additional assets remain.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: April 30, 2021	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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